T. ROWE PRICE
REALTY INCOME
FUND IV

AMERICA'S SALES-COMMISSION-FREE
REAL ESTATE LIMITED PARTNERSHIP

QUARTERLY REPORT
FOR THE PERIOD ENDED
MARCH 31, 1997

For information on your
Realty Income Fund account, call:
1-800-962-8300 toll free
410-625-6500 Baltimore area

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Invest With Confidence(registered trademark)
T. Rowe Price

FELLOW PARTNERS:

As you know from our letter dated April 15, 1997, we signed purchase and sale agreements on April 11 with Glenborough Realty Trust Incorporated for the sale of all Fund properties at a contract sales price of $23.9 million before selling expenses. Glenborough is a real estate investment trust whose shares are publicly traded on the New York Stock Exchange. The pending sale to Glenborough, if consummated, will liquidate the Fund's real estate portfolio.
    These developments are in keeping with our previously announced intention to shift our emphasis from the production of income to the strategic positioning of Fund properties to maximize potential sales proceeds. In order for the Fund to complete the sale of its properties to Glenborough, a majority in interest of limited partners must consent to the transactions through a consent solicitation vote, which we expect to take place in late June or sometime in July. As we cautioned in our letter of April 15, this sale is subject to further due diligence by Glenborough, which could result in changes to the properties in the transaction, the sales proceeds to be received, or the cancellation of the sale. It is possible that the Fund may not be liquidated this year if the transaction falls through.
    It is worth mentioning again some of our reasons for accepting Glenborough's offer:

o The offer represents more than 100% of the property valuations used in our last estimated unit value of $30.30 and is substantially more per unit than a recent tender offer from an unaffiliated third party, which was approximately 75% of the estimated valuation.

o Selling the properties in bulk will reduce transaction and operating expenses and allow for a more accelerated return of principal to investors than the original disposition plan, which contemplated a gradual return of capital over the next 13 to 21 months.

Real Estate Investments (Dollars in thousands)
__________________________________________________

                                    Average      Contri-
                                     Leased     bution to
                      Leased Status  Status    Net Income
                        _________    _______     _______
                                     Three        Three
              Gross                  Months      Months
            Leasable                  Ended       Ended
Property      Area     March 31,    March 31,   March 31,
Name        (Sq. Ft.)    1997    1996   1997  1996   1997
________    ________     ____    ____   ____  ____   ____

Tierrasanta   104,200      62%    100%  62%  $  43 $  25

Goshen Plaza   45,500      88      75   88      11    57

Westbrook
   Commons    121,600      98      94   98      67   116

Burnham
   Building    71,200     100     100  100      42    46

Kent Sea Park 138,200     100      99   95      79    91
             ________    ____    ____ ____   _____ _____

              480,700      90      96   89     242   335

Property
  Sold              -       -       -    -       0     -

Fund Expenses
   Less Interest
   Income           -       -       -    -     (41)  (58)
             ________    ____    ____ ____   ___________

Total         480,700      90%     96%  89%  $ 201 $ 277

o There is no financing contingency, and Glenborough's financial resources appear adequate to consummate the transaction.

    As we stated in our letter of April 15, we suspended the redemption program for the Fund after accepting the Glenborough offer. If you recently presented your units for redemption, please call one of our representatives at 1-800-962-8300 to confirm your request; otherwise, we will assume that you want to remain invested in the Fund.

Cash Distributions

Pending the completion of the bulk sale to Glenborough, the Fund has suspended cash distributions from operations. Assuming all properties are sold during the next few months, the Fund plans to accrue for anticipated closing costs and then make a liquidating cash distribution. Based on the negotiated sale price and other information currently available, we expect total future distributions to exceed the Fund's most recent estimated unit value of $30.30.

Results of Operations

The Fund had net income of $277,000 in the quarter, an increase of $76,000 over the comparable 1996 period. The increase was primarily attributable to an improvement in the average leased status and lower bad debt expenses at both Westbrook Commons and Goshen Plaza from a year earlier. The absence of income from Fairchild, which was sold in 1996, led to a decline in both operating revenues and expenses. However, there was no impact on net income during the last three months since operating income from the property was minimal during the same period of 1996. Fund expenses rose during the past three months, mainly a result of necessary costs incurred in responding to the recent tender offer for partnership units.
    At the property level, we signed a new lease at Kent Sea Park covering 1.4% of the portfolio's total square footage, resulting in an increase of one percentage point to 90% in the Fund's leased status since December. Average leased status, however, is seven percentage points lower than at the end of March 1996 because of the loss of a major tenant at Tierrasanta, which was discussed in previous reports.
    The Fund's cash position decreased slightly, due primarily to a larger distribution made during the first quarter of 1997 coupled with the termination of the Fund's reinvestment program in 1996.

Outlook

Our reasons for wanting to liquidate the Fund's portfolio while the real estate market is strengthening are unchanged. As mentioned previously, our primary goal is to take advantage of rising property values as the Fund nears the end of its planned lifespan. Real estate markets have been improving during the past few years, and we have used this opportunity to capture higher prices for our investors. Rising real estate values could eventually lead to an increased supply of new properties, resulting in softer prices some time later. This is a normal pattern as the real estate cycle runs its course.
    No one can forecast precisely when prices will reach their peak, and it is possible that by selling Fund properties now we might miss further advances later on. However, demand from tenants and investors is currently very strong, causing the supply of properties to grow in many markets. We believe it is prudent to sell into strength while prices are still advancing.
    It is critical that you promptly read the consent solicitation materials and return the card as soon as you receive them, so that we can minimize Fund expenses and implement the orderly liquidation of your investment.
    Thank you in advance for your cooperation in this matter.

Sincerely,

James S. Riepe
Chairman

May 7, 1997

CONDENSED CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands)

                                March 31, December 31,
                                  1997        1996
                               ___________ ___________

Assets

Real Estate Property
Investments
   Land . . . . . . . . . .    $   7,413   $    7,413
   Buildings and
     Improvements . . . . .       15,140       15,818
                                ________     ________

                                  22,553       23,231

Less: Accumulated Depreciation
   and Amortization . . . .       (3,210)      (3,050)
                                ________     ________

                                  19,343       20,181
Cash and Cash
   Equivalents. . . . . . .        1,445        1,769
Accounts Receivable (less
   allowances of $28
   and $28) . . . . . . . .          520          525
Other Assets. . . . . . . .          217          242
                                ________     ________
                               $  21,525   $   22,717
                                ________     ________
                                ________     ________

Liabilities and Partners' Capital

Security Deposits and
   Prepaid Rents. . . . . .    $     172   $      209
Accrued Real Estate
   Taxes. . . . . . . . . .          309          358
Accounts Payable and Other
   Accrued Expenses . . . .          220          270
Minority Interest . . . . .            -          688
                                ________     ________

Total Liabilities . . . . .          701        1,525
Partners' Capital . . . . .       20,824       21,192
                                ________     ________

                               $  21,525   $   22,717
                                ________     ________
                                ________     ________

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-unit amounts)

                                  Three Months Ended
                                       March 31,

                                    1997     1996
                                    ____     ____


Revenues

Rental
    Income. . . . . . . . . . .  $    798   $   862
Interest Income . . . . . . . .        22        25
                                 ________  ________

                                      820       887
                                 ________  ________
Expenses
Property Operating Expenses . .       126       214
Real Estate Taxes . . . . . . .       137       147
Depreciation and Amortization .       160       189
Management Fee to General
    Partner . . . . . . . . . .        42        72
Partnership Management
    Expenses. . . . . . . . . .        78        64
                                 ________  ________

                                      543       686
                                 ________  ________

Net Income. . . . . . . . . . .  $    277   $   201
                                 ________  ________
                                 ________  ________

Activity per Limited Partnership Unit
Net Income. . . . . . . . . . .  $   0.36   $  0.26
                                 ________ _________
                                 ________   _________

Cash Distributions Declared from
    Operations. . . . . . . . .         -   $  0.40
                                 ________  ________
                                 ________  ________

Weighted Average Number of
    Units Outstanding . . . . .   766,561   772,056
                                 ________  ________
                                 ________  ________

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
Unaudited
(In thousands)

                            General   Limited
                            Partner  Partners   Total
                            _______   _______  ______

Balance,
   December 31,
   1996 . . . . . . . .   $   (75)  $ 21,267 $ 21,192
Net Income. . . . . . .         3        274      277
Redemptions of Units. .         -        (63)     (63)
Cash Distributions. . .        (6)      (576)    (582)
                          _______    _______  _______

Balance, March 31,
   1997 . . . . . . . .   $   (78)  $ 20,902 $ 20,824
                          _______    _______  _______
                          _______    _______  _______

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)

                                   Three Months Ended
                                        March 31,
                                      1997     1996
                                    ________ ________

Cash Flows from Operating
   Activities

Net Income. . . . . . . . . . . .  $    277   $   201
Adjustments to Reconcile Net
   Income to Net Cash
   Provided by Operating Activities
     Depreciation and
       Amortization . . . . . . .       160       189
   Decrease in Accounts Receivable,
     Net of Allowances. . . . . .         5       101
   Decrease in Other Assets . . .        25        68
   Decrease in Security Deposits
     and Prepaid Rent . . . . . .       (37)       (6)
   Decrease in Accrued Real
     Estate Taxes . . . . . . . .       (49)      (39)
   Change in Accounts Payable and
     Other Accrued Expenses . . .       (50)       55
                                   ________  ________

Net Cash Provided by Operating
   Activities . . . . . . . . . .       331       569
                                   ________ _________

Cash Flows Used in Investing Activities
Investments in Real Estate. . . .       (10)     (106)
                                   ________  ________
Cash Flows from Financing Activities

Cash Distributions. . . . . . . .      (582)     (361)
Reinvestments in Units. . . . . .         -       151
Redemptions of Units. . . . . . .       (63)     (141)
                                   ________   ________
Net Cash Used in Financing
   Activities . . . . . . . . . .      (645)     (351)
                                   ________  ________

Cash and Cash Equivalents
Net Increase (Decrease) during
   Period . . . . . . . . . . . .     (324)       112
At Beginning of Year. . . . . . .     1,769     1,733
                                   ________  ________

At End of Period. . . . . . . . .  $  1,445   $ 1,845
                                   ________  ________
                                   ________  ________

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
    The unaudited interim financial information contained in the accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the 1996 Annual Report to Partners.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned a partnership management fee of $42,000 during the first three months of 1997.
    In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $19,000 for communications and administrative services performed on behalf of the Partnership during the first three months of 1997.
    An affiliate of the General Partner earned a normal and customary fee of $1,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first three months of 1997.
    LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting and other related services to the Partnership. LaSalle's reimbursement for such expenses during the first three months of 1997 totaled $20,000.
    An affiliate of LaSalle earned $19,000 in the first three months of 1997 as property manager for several of the Partnership's properties.

NOTE 2 - REAL ESTATE PROPERTY INVESTMENTS

On April 11, 1997, the Partnership and its consolidated ventures entered into contracts with a buyer for the sale of all properties in which the Partnership holds an interest at a sales price of $23,877,000 before selling expenses. The transactions are subject to further due diligence by the buyer and approval of the Limited Partners which could result in changes to or the cancellation of the contracts. If the transactions are closed, the Partnership will have sold all of its real estate property investments and will begin liquidation.